Mail Stop 3720

June 26, 2007

Mr. William T. Hanelly
Chief Financial Officer
C-COR Incorporated
60 Decibel Road
State College, PA 16801

> **Re**:   **C-COR Incorporated**
> **Form 10-K for Fiscal Year Ended June 30, 2006**
> **Filed September 13, 2006**
> **File No. 0-10726**

Dear Mr. Hanelly:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director